 EXHIBIT 99.2

PIVOT PHARMACEUTICALS INC.

Condensed Consolidated Interim Financial Statements

Three and six months ended July 31, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

PIVOT PHARMACEUTICALS INC.

Consolidated Statements of Financial Position (unaudited)

(Expressed in Canadian dollars)

	July 31, 2019 $	January 31, 2019 $	February 1, 2018 $
		(Note 22)	(Note 22)
Assets
Current assets
Cash	7,342,538	74,800	79,304
Amounts receivable	41,653	44,489	5,122
Prepaids and other current assets	321,907	122,585	99,051
Inventory (Note 5)	1,441,600	–	–

Total current assets	9,147,698	241,874	183,477

Equipment, net (Note 6)	–	4,162	–
Intangible asset, net (Note 7)	7,867,700	8,349,822	288,349
Right-of-use asset (Note 8)	913,976	1,122,175	–
Total assets	17,929,374	9,718,033	471,826

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities

Accounts payable and accrued liabilities	312,577	637,299	267,892
Due to related parties (Note 15)	57,788	330,483	12,421
Convertible debenture, net (Note 9)	–	3,476,690	–
Promissory note (Note 10)	–	–	247,305
Acquisition obligation (Note 4(a))	–	432,923	–
Deferred revenue	–	157,728	–
Lease liability (Note 8)	190,196	304,304	–

Total current liabilities	560,561	5,339,427	527,618

Lease liability (Note 8)	812,403	878,993	–

Total liabilities	1,372,964	6,218,420	527,618

Shareholders’ Equity (Deficit)

Common shares (Note 11)	40,200,210	21,395,999	10,047,733
Common shares issuable (Note 11(c))	–	10,000	–
Reserves	17,613,552	17,038,202	15,713,439
Accumulated other comprehensive income	135,645	123,089	–
Accumulated deficit	(41,392,997)	(35,067,677)	(25,816,964)

Total shareholders’ equity (deficit)	16,556,410	3,499,613	(55,792)

Total liabilities and shareholders’ equity (deficit)	17,929,374	9,718,033	471,826

Approved on behalf of the Board of Directors

“Krisztian Toth”               Director

“Joseph Borovsky”          Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

PIVOT PHARMACEUTICALS INC.

Consolidated Statements of Comprehensive Loss (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	July 31, 2019 $	July 31, 2018 $	July 31, 2019 $	July 31, 2018 $
		(Note 22)		(Note 22)
Revenue	–	–	–	–
Expenses
Amortization	248,284	243,309	489,383	408,922
Due diligence costs	–	43,590	–	166,262
Finders fee expense	100,000	–	100,000	–
Foreign exchange loss (gain)	58,922	(5,282)	42,097	43,967
General and administrative	2,705,794	562,384	3,212,580	1,518,281
Lease expense (Note 8)	106,418	34,422	209,557	34,479
Lease liability expense (Note 8)	45,661	18,645	93,094	18,645
Licensing fees	39,903	–	79,866	–
Professional fees	249,788	100,928	431,437	327,097
Research and development	–	113,145	59,487	221,946
Sales and marketing	–	99	–	9,028
Wages and salaries	697,201	409,597	1,202,257	650,111
Write-off of equipment (Note 6)	–	–	3,901	–
Total expenses	4,251,971	1,520,837	5,923,659	3,398,738
Loss from operations	(4,251,971)	(1,520,837)	(5,923,659)	(3,398,738)

Other (expenses) income

Amortization of discount on convertible debentures	(120,058)	(323,893)	(294,000)	(506,249)
Gain on repayment of promissory note	–	–	–	8,890
Interest expense	(15,698)	(5)	(134,303)	(4,126)
Other	–	(383)	26,642	(34,782)
Total other income (expenses)	(135,756)	(324,281)	(401,661)	(536,267)
Net loss	(4,387,727)	(1,845,118)	(6,325,320)	(3,935,005)

Other comprehensive gain
Foreign currency translation adjustment	133,557	18,192	12,556	53,298
Net comprehensive loss	(4,254,170)	(1,826,926)	(6,312,764)	(3,881,707)

Net loss per share, basic and diluted	(0.02)	(0.02)	(0.04)	(0.04)

Weighted average shares outstanding – basic and diluted	157,656,187	85,364,648	129,199,408	87,300,658

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

PIVOT PHARMACEUTICALS INC.

Consolidated Statements of Shareholders’ Equity (Deficit) (unaudited)

(Expressed in Canadian dollars)

	Common Shares		Common Shares Issuable $		Foreign Currency Translation
	Shares #	Amount $		Reserves $	Adjustment $	Deficit $	Total $
Balance – January 31, 2018	82,373,559	10,047,733	–	15,713,439	–	(25,816,964)	(55,792)
Common shares issued for services (Notes 11(i) and 11(j))	623,044	412,997	25,000	–	–	–	437,997
Common shares issued for asset acquisition (Notes 4(b) and 11(g))	5,000,000	6,650,000	–	–	–	–	6,650,000
Common shares issued for asset acquisition (Notes 4(a) 11(h))	500,000	830,000	–	–	–	–	830,000
Warrants issued for finder’s fee	–	–	–	174,813	–	–	174,813
Beneficial conversion feature	–	–	–	185,753			185,753
Share-based payment	–	–	–	63,238	–	–	63,238
Net loss	–	–	–	–	53,298	(3,935,005)	(3,881,707)
Balance – July 31, 2018	88,496,603	17,940,730	25,000	16,137,243	53,298	(29,751,969)	4,404,302

Balance – January 31, 2019	96,899,678	21,395,999	10,000	17,038,202	123,089	(35,067,677)	3,499,613
Common shares issued for services (Notes 11(a), (b) and (e))	4,396,229	1,914,129	(10,000)	–	–	–	1,904,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 11(b)	1,690,323	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Notes 9 and 11(f))	595,238	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 11(d) and (e))	66,950,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued and cash paid for finder’s fee (Note 11(d))	508,000	(99,804)	–	19,804	–	–	(80,000)
Share-based payment	–	–	–	567,367	–	–	567,367
Net loss	–	–	–	–	12,556	(6,325,320)	(6,312,764)
Balance – July 31, 2019	171,039,468	40,200,210	–	17,613,552	135,645	(41,392,997)	16,556,410

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

PIVOT PHARMACEUTICALS INC.

Consolidated Statements of Cash Flows (unaudited)

(Expressed in Canadian dollars)

	Six Months Ended
	July 31, 2019 $	July 31, 2018 $
		(Note 22)
Operating activities

Net loss	(6,325,320)	(3,935,005)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest accretion	294,000	340,509
Depreciation and amortization	489,383	408,922
Common shares issued for services	1,884,129	437,997
Share-based payments	567,367	63,238
Lease expense	209,557	34,479
Gain on repayment of promissory note	–	(8,890)
Write-off of equipment	3,901	–
Exchange loss/(gain)	7,455	(32,184)
Changes in operating assets and liabilities:
Prepaids and other current assets	(196,423)	(158,807)
Inventory	(1,441,600)	–
Deposit	–	(250,000)
Accounts payable and accrued liabilities	(153,000)	(216,343)
Due to related parties	(273,809)	(12,422)
Deferred revenue	(159,612)	–
Net cash used in operating activities	(5,093,972)	(3,328,506)

Investing activities
Cash acquired through acquisition	–	2,779
Purchase of intangible assets	(432,923)	(431,217)
Net cash provided by financing activities	(432,923)	(428,438)

Financing activities
(Repayment of) / proceeds from convertible debenture, net	(3,250,000)	4,559,206
Payment for debt modification	(250,000)	–
Proceeds from issuance of units, net	16,310,000	–
Repayment of promissory note	(24,000)	(247,305)
Repayment of loan payable	–	(20,540)
Net cash provided by financing activities	12,786,000	4,291,361
Effects of exchange rate changes on cash	8,633	3,946
Net change in cash	7,267,738	538,363
Cash – beginning of period	74,800	79,304
Cash – end of period	7,342,538	617,667

Supplemental cash flow disclosures (Note 14)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

1.	Nature of Operations and Continuance of Business

Pivot Pharmaceuticals Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002. On April 7, 2015, the Company changed its name from Neurokine Pharmaceuticals Inc. to Pivot Pharmaceuticals Inc. The Company is in the business of developing and commercializing therapeutic pharmaceuticals and nutraceuticals, as well as drug delivery platform technologies.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at July 31, 2019, the Company has not earned any revenue and has an accumulated deficit of $41,392,997. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. These condensed consolidated interim financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, Suite 300, Vancouver, British Columbia, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

The Company prepared these condensed consolidated interim financial statements in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee (“IFRIC”). They do not include all of the information required for full annual financial statements in compliance with IAS 1, “Presentation of Financial Statements”.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS statement of financial position as at February 1, 2018 for the purposes of the transition to IFRS, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The impact of the transition from U.S. GAAP to IFRS is explained in Note 22.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on September 30, 2019.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash and financial instruments classified as fair value through profit or loss that have been measured at fair value and are presented in Canadian dollars.

7

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of ownership	Jurisdiction
Pivot Pharmaceuticals Inc.	Parent	Canada
Pivot Green Stream Health Solutions Inc.	100%	Canada
Pivot Naturals, LLC	100%	U.S.A.
Thrudermic, LLC	100%	U.S.A.

(d)	Use of Estimates and Judgments

The preparation of these condensed consolidated interim financial statements required management to make estimates and judgments and form assumptions that affect the reported amounts and other disclosures in these condensed consolidated interim financial statements. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair value of share-based payments, warrants and warrants issued with share units, fair value of debentures for the purpose of evaluating modification versus extinguishments, fair value of convertible debentures and the valuations of long-lived assets and deferred tax assets.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets and determining whether an acquisition is a business combination or an asset acquisition.

8

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(e)	Investments in Joint Arrangements

These condensed consolidated interim financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. using the equity method of accounting (Note 16). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, Pivot Pharmaceuticals Inc., and the wholly-owned subsidiary, Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the wholly-owned subsidiaries, Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the year. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Asset

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

9

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

• Amortized cost
Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash and amounts receivable are classified in this category.

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and promissory notes are measured at amortized cost.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a. Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c. Level 3 – inputs for the asset or liability are not based on observable market data.

10

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At July 31, 2019, January 31, 2019 and February 1, 2018, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At July 31, 2019, January 31, 2019 and February 1, 2018, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

(h)	Cash and Cash Equivalents

Cash in the condensed consolidated interim statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At July 31, 2019, January 31, 2019 and February 1, 2018, the Company had no cash equivalents.

(i)	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Inventories are written down to net realizable value item by item when a decline in the price of items indicates that the cost is higher than the net realizable value. When the events having caused a decline in the valuation of inventories no longer exist, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value.

(j)	Equipment

Equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of equipment over its estimated useful life of six years.

(k)	Intangible Assets

Intangible assets consists of costs incurred to acquire license, patents and unpatented technology. Intangible assets are considered finite live assets and recorded at cost less accumulated amortization and accumulated impairment. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

License	5 years
Patents	10 years
Unpatented technology	10 years

11

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(l)	Impairment of Long-lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(m)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the condensed consolidated interim statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(n)	Share-based Payments

The Company issues share purchase options under its Share Option Plan described in Note 13. The fair value of share purchase options granted to employees, consultants, directors and others providing similar services is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

12

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(o)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at FVOCI will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(p)	Loss Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(q)	Research and Development Costs

Research costs are expensed in the period that they are incurred. Development costs are capitalized, to the extent they increase the future economic benefit embodied in the specific asset, to intangible assets.

(r)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

13

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.	New Accounting Pronouncements

The Company has adopted the following new accounting standards and interpretations effective February 1, 2018. These changes were made in accordance with the applicable transitional provisions.

(a)	IFRS 3 - Business Combinations (Amendments) (“IFRS 3”)

IFRS 3 was amended to clarify the definition of a business in the determination of when an entity has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of annual periods beginning on or after January 1, 2020. The Company has early adopted IFRS 3 amendments and applied these amendments for its business combinations undertaken during the year ended January 31, 2019.

(b)	IFRS 9 – Financial Instruments (“IFRS 9”)

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The table below summarizes the classification and carrying amount changes upon transition from IAS 39 to IFRS 9 as at February 1, 2018.

	Original under IAS 39		New under IFRS 9
	Classification	Carrying Amount $	Classification	Carrying Amount $
Cash	FVTPL	79,304	Amortized cost	79,304
Amounts receivable	Amortized cost	5,122	Amortized cost	5,122
Accounts payable and accrued liabilities	Other financial liabilities	267,892	Amortized cost	267,892
Due to related parties	Other financial liabilities	12,421	Amortized cost	12,421
Convertible debentures	Other financial liabilities	-	Amortized cost	-
Promissory notes	Other financial liabilities	247,305	Amortized cost	247,305

As the standard permits on transition to IFRS 9, the Company has not restated prior periods with respect to the new amortized cost measurement for financial assets and impairment requirements. The adoption of IFRS 9 resulted in no impact to the opening accumulated deficit.

14

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

(c)	IFRS 16 – Leases

IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. On February 1, 2019, the Company adopted IFRS 16 and applied IFRS 16 retrospectively to each prior reporting period presented.

In accordance with IFRS 16, the Company determines if an arrangement is a lease at inception based on whether there is an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset and whether the Company has the right to direct the use of the asset. The Company has operating leases, on office and facility spaces, and no financing leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. See Note 8 for further disclosures and detail regarding the Company’s operating leases.

For leases with terms greater than twelve (12) months, the Company records the related ROU asset and lease obligation at the present value of lease payments over the term. Leases may include fixed rental escalation clauses, renewal options and / or termination options that are factored into the determination of lease payments when appropriate. The Company’s leases do not provide a readily determinable implicit rate; therefore, an estimate of the Company’s incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement date. The discount rate used was 14.4%.

The adoption of IFRS 16 resulted in the recognition of ROU assets and lease liabilities of $1,367,287 in July 2018.

4.	Asset Acquisitions

(a)	Thrudermic Transdermal Nanotechnology

On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 500,000 common shares (Note 11(h)) to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic Transdermal Nanotechnology.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Thrudermic met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition at cost of $830,000 (Note 7).

15

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

4.	Asset Acquisitions (continued)

(b)	Ready-to-Infuse Cannabis Patents (“RTIC Patents”)

On February 28, 2018, the Company completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018. As consideration for the purchase, the Company paid $430,420 (US$333,333) in cash on closing, issued 5,000,000 common shares (Note 11(g)) and will pay an additional US$333,333 six (6) and twelve (12) months after closing. Financial consideration include royalties on future annual net sales. On September 28, 2018, a payment of $429,370 (US$326,666), representing a portion of the payment due six (6) months after closing, was made. The Company extended the payment date for the payment due twelve (12) months after closing from February 28, 2019 to May 31, 2019. As consideration for the extension, the Company issued 60,515 common shares (Note 11(c)) and paid $14,266 (US$10,832) in cash. On May 17, 2019, all outstanding consideration related to the purchase of Pivot Naturals was made.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Pivot Naturals met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized is as follows:

Consideration paid:	$

Cash paid	430,420
Cash to be paid	778,662
Common shares issued	6,650,000
Transaction costs	154,951
Total purchase price	8,014,033

Net assets acquired:	$

Cash	2,779
Equipment	5,213
Ready-to-infuse cannabis (“RTIC”) patents	8,008,411
Accounts payable and accrued liabilities	(2,370)
Net value of business purchased	8,014,033

The RTIC patents acquired are amortized over an estimated useful life of ten (10) years.

5.	Inventory

	July 31, 2019 $	January 31, 2019 $	February 1, 2018 $

Work in process	1,441,600	–	–
	1,441,600	–	–

16

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

6.	Equipment

Cost	Lab Equipment $

Balance, February 1, 2018	–
Exchange agreement (Note 4(b))	5,213
Effect of foreign exchange rate changes	94
Balance, January 31, 2019	5,307
Write-off	(5,267)
Effect of foreign exchange rate changes	(40)
Balance, July 31, 2019	–

Accumulated Amortization
Balance, February 1, 2018	–
Depreciation	1,135
Effect of foreign exchange rate changes	10
Balance, January 31, 2019	1,145
Amortization	317
Write-off	(1,366)
Effect of foreign exchange rate changes	(96)
Balance, July 31, 2019	–
Net book value, July 31, 2019	–
Net book value, January 31, 2019	4,162
Net book value, February 1, 2018	–

During the six months ended July 31, 2019, the Company wrote-off its lab equipment and recorded a loss on write-off of equipment of $3,901 (2018 - $nil).

7.	Intangible Asset

Cost	BiPhasix License $	Thrudermic Non-Patented Technology $	RTIC Patents $	Total $
Balance, February 1, 2018	319,174	–	–	319,174
Exchange agreements (Notes 4(a) and 4(b))	–	830,000	8,008,411	8,838,411
Effect of foreign exchange rate changes	–	–	128,866	128,866
Balance, January 31, 2019	319,174	830,000	8,137,277	9,286,451
Effect of foreign exchange rate changes	–	–	2,476	2,476
Balance, July 31, 2019	319,174	830,000	8,139,753	9,288,927

17

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

7.	Intangible Asset (continued)

Accumulated Amortization	BiPhasix License $	Thrudermic Non-Patented Technology $	RTIC Patents $	Total $
Balance, February 1, 2018	30,825	–	–	30,825
Amortization	79,793	74,325	745,398	899,516
Effect of foreign exchange rate changes	–	–	6,288	6,288
Balance, January 31, 2019	110,618	74,325	751,686	936,629
Amortization	39,569	41,159	408,338	489,066
Effect of foreign exchange rate changes	–	–	(4,468)	(4,468)
Balance, July 31, 2019	150,187	115,484	1,155,556	1,421,227

Net book value, July 31, 2019	168,987	714,516	6,984,197	7,867,700
Net book value, January 31, 2019	208,556	755,675	7,385,591	8,349,822
Net book value, February 1, 2018	288,349	–	–	288,349

Weighted average life remaining on intangible assets is 8.4 years. Future amortization for the next five years is approximately:

Expiry Date	$

2020	492,400
2021	976,800
2022	945,900
2023	897,000
2024	897,000

(a)	BiPhasix License

On September 12, 2017, the Company entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”), a party related by way of common officer, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of Cannabinoids, Cannabidiol and Tetrahydrocannabinol products. Consideration included:

1)	Issuance of 2,500,000 common shares on September 12, 2017 valued at $319,174, which was recorded as an intangible asset with a corresponding credit to common shares;

2)	Issuance of 2,500,000 common shares of the Company upon Health Canada Natural Product Number approval (not yet issued as of the date of this report);

18

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

7.	Intangible Asset (continued)

3)	Royalties on annual gross sales; and

4)	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of July 31, 2019, no milestones have been achieved.

(b)	Solumer Oral Drug Delivery Technology

On August 7, 2018, the Company entered into a licensing agreement with Formulex Pharma Innovations (formerly Solubest Ltd.) (“Formulex”) whereby the Company will acquire worldwide rights for the use, development and commercialization of Formulex’s Solumer Oral Drug Technology solely for the improved bio-availability, delivery and commercialization of Cannabinoid and Tetrahydrocannabinol-based products for human and animal use. Financial considerations include: 1) Monthly license fee until commercialization date (US$10,000); and 2) Milestone payments upon commercialization (US$150,000) and upon net sales of US$5,000,000 (US$250,000). Other consideration includes royalties on aggregate net sales. In addition, the Company entered into a master formulations services agreement whereby the Company would be Formulex a monthly development fee of US$20,000. During the six months ended July 31, 2019, this master formulations services agreement was terminated. Also, during the six months ended July 31, 2019, Formulex undertook proceedings to terminate the licensing agreement. The Company is its legal options available.

8.	Operating Leases

Right-of-use Asset $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(c))	1,367,287
Lease expense	(242,234)
Effect of foreign exchange rate changes	(2,878)
Balance, January 31, 2019	1,122,175
Lease expense	(209,557)
Effect of foreign exchange rate changes	1,358
Balance, July 31, 2019	913,976

19

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

8.	Operating Leases (continued)

	Lease Liability $	Current $	Long-term $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(c))	1,367,287
Lease liability expense	122,921
Lease payments	(304,375)
Effect of foreign exchange rate changes	(2,536)
Balance, January 31, 2019	1,183,297	(304,304)	878,993
Lease liability expense	93,094
Lease payments	(274,837)
Effect of foreign exchange rate changes	1,045
Balance, July 31, 2019	1,002,599	(190,196)	812,403

The Company is a lessee in two leases that have expiry dates ranging between 21 months and four (4) years. The table below summarizes the remaining expected lease payments under operating leases as of July 31, 2019.

Fiscal Years	$

2020	265,260
2021	333,434
2022	274,203
2023	282,426
Thereafter	119,121
Less: imputed interest	(271,845)
Present value of operating lease liabilities	1,002,599

9.	Convertible Debenture

	July 31, 2019 $	January 31, 2019 $	February 1, 2018 $

March 2, 2018 note	–	3,476,690	–
	–	3,476,690	–

On March 2, 2018, the Company issued convertible debentures with two non-related parties totaling $5,000,000. The debentures are secured under a General Security Agreement, bear interest at 10% per annum payable quarterly and mature on March 2, 2019. The notes are convertible into common shares at a conversion price equal to $1.74 per common share. The Company issued 172,413 share purchase warrants with an exercise price of $1.74 and three year expiry as finder’s fee for the convertible debentures. The effective interest rate has been determined as 29% per annum after deducting all the loan discounts.

20

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

9.	Convertible Debenture (continued)

On October 22, 2018, $1,500,000 of the convertible debentures were settled through the issuance of 3,750,000 units of the Company with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry. The shares issued were valued at $0.43 per share and warrants issued were valued at $0.26 per warrant for total value of $2,600,856. The fair value of warrants were calculated using volatility of 110%, interest-free rate of 2.30%, nil expected dividend yield and expected life of 3 years. The Company considered the settlement to be an extinguishment of the $1,500,000 of the convertible debentures.

On October 22, 2018, the Company modified the conversion price on the remainder of the convertible debentures, totaling $3,500,000, to $0.42 per common share. The Company did not consider the modification to be an extinguishment of the $3,500,000 of the convertible debentures.

On March 2, 2019, the Company repaid $750,000 of the convertible debentures and extended the maturity of the remainder of the convertible debentures to June 2, 2019 for an extension fee of $250,000. The Company considered the extension to be a modification of the convertible debentures. The effective interest rate for the remaining terms of the convertible debentures has been determined as 38% per annum.

On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company convertible debentures (Note 11(f)). On the same date, the Company repaid the remaining principal amount of the convertible debentures of $2,500,000. Amortization of discount on convertible debentures for the three and six months ended July 31, 2019 was $92,435 and $250,000, respectively.

10.	Promissory Note

	July 31, 2019 $	January 31, 2019 $	February 1, 2018 $

Principal (Note 10(a))	–	–	247,305

(a)	Promissory Note – Former Chief Executive Officer

On September 11, 2017, the Company completed an exchange agreement whereby the Company exchanged with its past Chief Executive Officer 100% of its common shares of its wholly-owned subsidiary, IndUS Pharmaceuticals, Inc. (“IndUS”), for 3,800,000 common shares of the Company. Pursuant to the exchange agreement, the Company provided its former Chief Executive Officer a promissory note in the amount of $242,560 (US$200,000) in discharge of all obligations with respect to the former Chief Executive Officer’s accrued salary totaling $324,141 through September 11, 2017.

The promissory note bears interest at 8% per annum. Principal and accrued interest are due on the earlier of: 1) 30 days after the completion of a financing of at least $2,000,000 and (ii) September 10, 2027, provided that if repayment occurs prior to the second anniversary date, all interest will be waived. On March 2, 2018, the Company issued senior secured convertible debentures for gross proceeds of $5,000,000 (Note 9). Accordingly, accrued interest being waived, principal was due and repaid on March 30, 2018.

21

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

10.	Promissory Note (continued)

(b)	Promissory Note – Altum Pharmaceuticals Inc. (“Altum”)

On February 16, 2018, the Company issued a promissory note of up to $560,000, bearing interest at 10% per annum to Altum and maturing on May 15, 2018. On February 19 and March 1, 2018, $250,000 and $252,464 were advanced to the Company. On March 2, 2018, the Company repaid the principal amount and accrued interest on the note totaling $503,285.

(c)	Promissory Note – Third Party

On March 5, 2019, the Company issued a promissory note of $300,000, bearing interest at 10% per annum and maturing on September 5, 2019. Pursuant to the issuance of this promissory note, the Company issued 100,000 common shares as a loan origination fee (Note 11(a)) and incurred cash finders’ fee of $24,000.

Interest expense for the three and six months ended July 31, 2019 was $2,551 and $7,159, respectively (three and six months ended July 31, 2018 - $nil and $nil, respectively).

On May 31, 2019, the Company repaid the principal amount and accrued interest on the promissory note totaling $307,159.

11.	Common Shares

Unlimited number of common shares without par value

During the six months ended July 31, 2019:

(a)	On March 5, 2019, the Company issued 100,000 common shares to a third party as a loan origination fee (Note 10(c)).

(b)	On March 23, 2019, the Company issued 35,714 to a third party for services provided. On the same date, the Company issued 1,000,000 common shares to a third party for settlement of accounts payable and 690,323 common shares to directors and officers to settle outstanding compensation (Notes 15(e), (f) and (g)).

(c)	On April 8, 2019, the Company issued 60,515 common shares as an extension fee for an outstanding obligation (Note 4(b)).

(d)	On April 8, 2019, a private placement was closed for an aggregate of 6,950,000 units, consisting of one common share and one share purchase warrant, at price of $0.20 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.30 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 508,000 common shares and 108,000 share purchase warrants entitling the holders to purchase one common share at a price of $0.30 per share and with an expiry term of three (3) years.

22

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

11.	Common Shares (continued)

(e)	On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 46,132,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 13,868,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.35 per share and has an expiry term of two (2) years. Pursuant to the private placement, the Company issued 4,200,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.35 per share and with an expiry term of two (2) years, as advisory fee.

(f)	On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company’s convertible debentures (Note 9).

During the six months ended July 31, 2018:

(g)	On February 28, 2018, 5,000,000 common shares were issued pursuant to the exchange agreement with Pivot Naturals (Note 4(b)).

(h)	On March 2, 2018, 500,000 common shares were issued pursuant to the exchange agreement with Thrudermic and the members of Thrudermic (Note 4(a)).

(i)	On March 14, 2018, April 4, 2018, May 3, 2018, June 6, 2018 and July 5, 2018, 75,000, 62,500, 77,519, 72,464 and 57,870 common shares, respectively, were issued to third parties for services rendered. As at July 31, 2018, 70,922 common shares were recorded as common shares issuable for a third party consulting expense related to July 2018. These common shares were issued on August 9, 2018.

(j)	On March 31, 2018, May 3, 2018 and June 6, 2017, 44,087, 91,315 and 142,289 common shares were issued as compensation for March, April and May 2018 pursuant to employment agreements entered into as part of the acquisitions of the Thrudermic Transdermal Nanotechnology (Note 4(a)) and Pivot Naturals (Note 4(b)).

12.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, February 1, 2018	265,125	0.45
Granted	8,220,923	0.62
Balance, January 31, 2019	8,486,048	0.62
Granted (Notes 11(d), and 11(e))	71,258,000	0.35
Expired	(265,125)	(0.45)
Balance, July 31, 2019	79,478,923	0.37

23

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

12.	Share Purchase Warrants (continued)

As at July 31, 2019, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

172,413	1.74	March 1, 2021
3,353,250	0.60	September 21, 2021
8,000	0.60	October 1, 2021
907,260	0.60	October 18, 2021
3,780,000	0.60	October 22, 2021
7,058,000	0.30	March 16, 2022
46,132,000	0.35	May 14, 2021
18,068,000	0.35	May 29, 2021

13.	Share Purchase Options

Effective December 30, 2015, the Company adopted a stock option plan. Under this plan, the Company may grant options to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than a percentage of its outstanding common shares as may be required by the stock exchange the Company is listed with. The exercise price of the share purchase options will be determined by the Company and will be no less than any minimum exercise price as may be required by the stock exchange the Company is listed with.

The following table summarizes the continuity of the Company’s share purchase options denominated in Canadian dollars:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, February 1, 2018	–	–	–
Granted	200,000	1.67	4.11
Outstanding, January 31, 2019	200,000	1.67	4.11
Granted (Notes 15(a), 15(b), 15(d) and 15(g))	3,450,000	0.40	4.88
Outstanding, July 31, 2019	3,650,000	0.47	4.81

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

13.	Share Purchase Options (continued)

The following table summarizes the continuity of the Company’s share purchase options denominated in U.S. dollars:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, February 1, 2018	13,620,833	0.46	3.26
Granted	100,000	0.42	4.74
Forfeited	(229,000)	(0.35)	–
Outstanding, January 31, 2019	13,491,833	0.46	2.28
Forfeited/cancelled (Note 15(h))	(741,833)	0.91	–
Outstanding, July 31, 2019	12,750,000	0.44	1.80

Additional information regarding share purchase options denominated in Canadian dollar as of July 31, 2019, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

200,000	200,000	1.67	March 11, 2023
2,700,000	675,000	0.40	June 11, 2024
750,000	187,500	0.39	July 1, 2024
3,650,000	1,062,500

Additional information regarding share purchase options denominated in U.S. dollar as of July 31, 2019, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

4,000,000	4,000,000	0.14	December 14, 2020
4,550,000	4,550,000	0.97	February 22, 2021
4,000,000	4,000,000	0.13	December 14, 2021
100,000	100,000	0.50	November 14, 2022
100,000	100,000	0.42	October 28, 2023
12,750,000	12,750,000

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12 and July 2, 2019

•	Risk free interest rate: 1.3997% to 1.4997%

•	Volatility: 132%

•	Market price of common shares on grant date: $0.39 to $0.40

•	Expected dividends: Nil%

•	Expected life: Five (5) years

•	Exercise price: $0.39 to $0.40

24

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

13.	Share Purchase Options (continued)

$627,142 of share-based payment expense have yet to be recognized and will be recognized in future periods.

14.	Supplemental Cash Flow Disclosures

	July 31, 2019 $	July 31, 2018 $
Supplemental disclosures:
Interest paid	149,753	180,991
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	1,884,129	412,997
Common shares issuable for services	–	25,000
Common shares issued for settlement of accounts payable	338,064	–
Common shares issued for loan origination fees	20,000	–
Common shares issued for conversion of debentures	261,821	–
Common shares issued for intangible assets	–	7,480,000
Common shares issued for finder’s fees	127,000	–
Warrants issued for finder’s fee	19,804	174,813
Beneficial conversion feature related to convertible debentures	–	185,753

15.	Related Party Transactions

(a)	Key Management and Director Compensation

During the three and six months ended July 31, 2019, compensation of key management and directors, including former key management and directors, of the Company totaled $345,518 and $711,986, respectively (three and six months ended July 31, 2018 - $267,288 and $533,678, respectively), and consisted of salaries and consulting fees paid in cash and common shares issued or to be approved by the Board of Directors for issuance. The Company granted 3,350,000 share purchase options during the three and six months ended July 31, 2019 (three and six months ended July 31, 2018 – nil and nil, respectively) valued at $530,367 to key management and directors. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at July 31, 2019, the Company owed $57,788 to key management and directors (January 31, 2019 - $330,483; February 1, 2018 - $12,421).

(b)	Other Related Party Transactions

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related by way of common officer, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of Cannabinoids, Cannabidiol and Tetrahydrocannabinol products (Note 7(a)). As at July 31, 2019, the Company owed Altum $nil (January 31, 2019 - $48,896; February 1, 2018 - $nil) for expenses paid on behalf of the Company.

25

PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

16.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner with the Company’s Solumer (Note 7(b)) and RTIC (Note 4(b)) powderization technologies. The Company and its joint venture partner each have 50% to the net assets and net income or loss of Pivot-Cartagena JV.

As of July 31, 2019, the Company has not made any investment related to Pivot-Cartagena JV. During the three and six months ended July 31, 2019, there were no balances or transactions related to Pivot-Cartagena JV.

17.	Commitments and Contingencies

In April 2019, the employment of two of the Company’s employees in Pivot Naturals, including the President of Pivot Naturals, which was pursuant to written employment contracts, terminated. A demand for arbitration has been made by these former employees along with a draft arbitration complaint that alleges claims for breach of the written employment contracts, fraud, illegal retaliation and tortious discharge in violation of public policy seeking, among other things, recovery of accrued and unpaid salary and wages in the total amount of $213,179 and contractual severance amounts totaling US$475,000 alleged to be due and owing on their alleged involuntary termination, as well as other general and punitive damages. The Company intends to vigorously defend these claims and file cross-claims against the former employees for breach of contract and related tort claims. In June 2019, the Company paid all accrued and unpaid salary and wages, including accrued vacation payable and state wage penalties where applicable, to these former employees. The Company has not accrued contractual severance amounts totaling US$475,000 as of July 31, 2019 as management is not able to assess the likelihood of payment. Additionally, the Company has filed suit in British Columbia against the former President and former Director of Pivot Naturals for declaratory relief and related matters concerning control and use of the Company’s assets.

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placements totaling $15 million (Note 11(e)). The Company has not accrued this amount as of July 31, 2019 as management is not able to assess the likelihood of payment.

18.	Operating Segment

The Company operates in one industry segment within three geographical areas, Canada, U.S and the E.U.

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PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

18.	Operating Segment (continued)

	Canada $	U.S. $	E.U.	Total $
Six months ended July 31, 2019
Revenue	–	–	–	–
Net loss	5,386,300	939,020	–	6,325,320
Six months ended July 31, 2018
Revenue	–	–	–	–
Net loss	2,871,118	1,063,887	–	3,935,005
Three months ended July 31, 2019
Revenue	–	–	–	–
Net loss	3,957,233	430,494	–	4,387,727
Three months ended July 31, 2018
Revenue	–	–	–	–
Net loss	1,012,365	832,753	–	1,845,118
As at July 31, 2019
Total assets	8,645,787	7,841,987	1,441,600	17,929,374
Total liabilities	516,222	856,742	–	1,372,964
As at January 31, 2019
Total assets	1,458,343	8,259,690	–	9,718,033
Total liabilities	4,999,244	1,219,176	–	6,218,420
As at February 1, 2018
Total assets	471,826	–	–	471,826
Total liabilities	527,618	–	–	527,618

19.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of Goods and Services Tax due from the federal government of Canada. The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk. As at July 31, 2019, this amounted to $7,384,191 (January 31, 2019 - $119,289; February 1, 2018 - $84,426).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

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PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

19.	Management of Financial Risk (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 20). Accounts payable and accrued liabilities and due to related parties are due within the current operating period.

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. The Company is not exposed to significant currency risk as the parent entity and subsidiaries primarily transact in their functional currencies. The Company does not invest in derivatives to mitigate these risks.

20.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality cannabinoid-based nutraceuticals and pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

21.	Events After the Reporting Date

(a)	On August 30, 2019, 200,000 share purchase options with exercise price of $1.67 and 2,000,000 share purchase options with exercise price of US$0.70 forfeited.

(b)	On September 5, 2019, the Company entered into a binding letter of intent to acquire 51% of iAmHealth, an online nutraceutical distribution and sales platform serving the European Union market. Upon closing of the acquisition, the Company will issue common shares equivalent to €50,000.

22.	Transition to IFRS

These are the Company’s first condensed consolidated interim financial statements prepared in accordance with IFRS.

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PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

22.	Transition to IFRS (continued)

The accounting policies set out in Note 2 have been consistently applied in preparing the interim financial statements for the three and six months ended July 31, 2019, the comparative information presented in these interim financial statements for both three and six months ended July 31, 2018 and year ended January 31, 2019, and in the preparation of an opening IFRS statement of financial position at February 1, 2018 (“Transition Date”).

In preparing its opening and comparative IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP (“U.S. GAAP”). Explanations of how the transition from U.S. GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1, the Company has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

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PIVOT PHARMACEUTICALS INC.

Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Three and six months ended July 31, 2019

(Expressed in Canadian dollars)

22.	Transition to IFRS (continued)

Reconciliation of equity

	January 31, 2019 $	July 31, 2018 $	February 1, 2018 $
Equity under U.S. GAAP	3,509,632	4,325,034	(55,792)
IFRS adjustments to equity:
Leases (Note 22(a))	(61,122)	(9,756)	–
Convertible debentures (Note 22(b))	51,103	89,024	–
Total IFRS adjustments to equity	(10,019)	79,268	–
Total equity under IFRS	3,499,613	4,404,302	(55,792)

Reconciliation of comprehensive loss

	Year Ended January 31, 2019 $	Six Months Ended July 31, 2018 $	Three Months Ended July 31, 2018 $
Comprehensive loss under U.S. GAAP	9,022,942	3,866,255	1,796,485
IFRS adjustments to equity:
Leases (Note 22(a))	61,122	9,756	9,756
Convertible debentures (Note 22(b))	43,560	5,696	20,685
Total IFRS adjustments to equity	104,682	15,452	30,441
Total equity under IFRS	9,127,624	3,881,707	1,826,926

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2.

(a)	Leases

Under U.S. GAAP, the Company adopted ASC 842, Leases, using the modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. Under IFRS, the Company is required to recognize ROU assets and lease liabilities as at its Transition Date.

(b)	Convertible debentures

Under U.S. GAAP, the Company classified the balance of its convertible debentures as liabilities. The Company evaluated its convertible debentures under IFRS and determined that a residual amount is required to be assigned to an equity component.

30